EXHIBIT 99.1
Studio 3 Partners L.L.C.
(A development stage enterprise)
Financial Statements
December 31, 2009 and 2008

Studio 3 Partners L.L.C.
Index
December 31, 2009 and 2008

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Balance Sheets	2

Statements of Operations	3

Statements of Changes in Members’ Equity	4

Statements of Cash Flows	5

Notes to the Financial Statements	6-9

Report of Independent Registered Public Accounting Firm
To the Board and Members of Studio 3 Partners L.L.C.
In our opinion, the accompanying balance sheets and the related statements of operations, changes in Members’ equity and cash flows present fairly, in all material respects, the financial position of Studio 3 Partners, LLC (a development stage enterprise) at December 31, 2009 and 2008 and the results of its operations and its cash flows for the year ended December 31, 2009, the period from April 18, 2008 (date of inception) to December 31, 2008 and the period from April 18, 2008 (date of inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations since its inception, has generated negative cash flows from operations since its inception and has entered into significant future programming commitments that raise substantial doubt about its ability to continue as a going concern. Management’s plans with respect to these matters are set forth in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
PricewaterhouseCoopers LLP
New York, New York
May 25, 2010

Studio 3 Partners L.L.C.
Balance Sheets

(in thousands)	December 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$9,211	$5,176
Program rights	97,603	7,660
Prepaid expenses and other assets	1,012	68

Total current assets	107,826	12,904

Non-current assets
Program rights	56,585	37,091

Total assets	$164,411	$49,995

Liabilities and Members’ Equity
Current liabilities
Accrued expenses	$3,706	$882
Related party service fee payable	11,668	—
Program rights obligations due to related parties	33,839	6,185
Other program rights obligations	296	—

Total current liabilities	49,509	7,067

Non-current liabilities
Program rights obligations due to related parties	14,989	8,732
Related party service fee payable	—	1,463

Total liabilities	64,498	17,262

Commitments and contingencies (Note 5) Members’ equity
Members’ equity interests	164,654	36,000
Deficit accumulated during the development stage	(64,741)	(3,267)

Total Members’ equity	99,913	32,733

Total Liabilities and Members’ Equity	$164,411	$49,995

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners L.L.C.
Statements of Operations

			Period from
			April 18, 2008
	January 1,	April 18, 2008	(inception)
	2009 to	(inception) to	through
	December 31,	December 31,	December 31,
(in thousands)	2009	2008	2009
Revenues
Affiliate fees	$27	$—	$27

Expenses
Operating expenses (including related party programming expense of $35,151, $0 and $35,151, respectively)	44,501	260	44,761
Selling, general and administrative expenses (including related party service fees of $10,205, $1,463, and $11,668, respectively)	16,890	3,326	20,216

Total expenses	61,391	3,586	64,977

Operating loss	(61,364)	(3,586)	(64,950)

Interest expense	(154)	—	(154)
Interest income	44	319	363

Loss before provision for income taxes	(61,474)	(3,267)	(64,741)

Provision for Income taxes	—	—	—

Net loss	$(61,474)	$(3,267)	$(64,741)

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners L.L.C.
Statements of Changes in Members’ Equity

		Deficit
		Accumulated
	Members’	During the	Total
	Equity	Development	Members’
(in thousands)	Interests	Stage	Equity
Balance at April 18, 2008 (inception)	$—	$—	$—
Member Contributions	36,000	—	36,000
Net Loss	—	(3,267)	(3,267)

Balance at December 31, 2008	36,000	(3,267)	32,733
Member Contributions	128,654	—	128,654
Net Loss	—	(61,474)	(61,474)

Balance at December 31, 2009	$164,654	$(64,741)	$99,913

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners L.L.C.
Statements of Cash Flow

			Period from
			April 18, 2008
	January 1,	April 18,	(Inception)
	2009 to	2008 to	through
	December 31,	December 31,	December 31,
(in thousands)	2009	2008	2009
Cash flows from operating activities
Net loss	$(61,474)	$(3,267)	$(64,741)
Adjustments to reconcile net loss to net cash provided by operating activities
Programming expense	37,559	—	37,559
Changes in assets and liabilities
Program rights, net	(112,789)	(29,834)	(142,623)
Prepaid expenses and other	(944)	(68)	(1,012)
Accrued liabilities	2,824	882	3,706
Related party service fee payable	10,205	1,463	11,668
Other, net	154	—	154

Net cash used in operating activities	(124,465)	(30,824)	(155,289)

Cash flows from financing activities
Capital contributions from Members	128,500	36,000	164,500

Net cash provided by financing activities	128,500	36,000	164,500

Increase in cash and cash equivalents	4,035	5,176	9,211
Cash and cash equivalents
Beginning of period	5,176	—	—

End of period	$9,211	$5,176	$9,211

The accompanying notes are an integral part of these financial statements.

Studio 3 Partners L.L.C.
Notes to Financial Statements, continued
December 31, 2009 and 2008
1.	Description of Business

Studio 3 Partners, LLC, a limited liability company (“Studio 3” or “the Company”), was formed pursuant to a Limited Liability Agreement dated April 18, 2008, between Viacom Inc. and its wholly owned subsidiary Paramount Pictures Corporation, Metro-Goldwyn-Mayer Studios Inc., and Lions Gate Films Inc. (collectively, the “Members”). The Company began operations immediately following its formation. The Company operates a premium Pay TV cable and satellite service, branded as “Epix”, which currently exhibits feature film content, primarily licensed from the Members’ film studios as well as other content from third parties. The service is sold to multichannel television distributors for distribution as linear television, subscription video on demand and online services. The service is currently available in the United States, the District of Columbia, Puerto Rico and Bermuda.

As of December 31, 2009, the Company is a development stage enterprise. The accompanying financial statements have been prepared on a basis that the Company will continue as a going concern. The Company has not yet established ongoing revenue sources sufficient to cover its programming commitments and operating costs. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable.

Management’s plans with regard to these matters include generating additional cash from operations by increasing affiliate revenues through expanding the number of multi-channel-television distributors who carry the Company’s Epix service, obtaining additional funding from its Members and closely managing operating cost and investments in growth initiatives. In this regard, the Company has successfully negotiated agreements subsequent to year end for the Epix service to be carried by Cox Communications, Charter Communications, Mediacom and Dish Network, has received Member funding of $72 million and has secured additional committed funding from its Members of $13.7 million which the Company projects supports cash needs of the business through June 2010. There is no assurance that the Company will be successful in accomplishing its plans. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Subsequent Events

The Company has performed an evaluation of subsequent events through May 25, 2010, the date of issuance of the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Revenues from cable, satellite and telephone company affiliate fees related to the Company’s cable programming services are recognized as services are provided.

Studio 3 Partners L.L.C.
Notes to Financial Statements, continued
December 31, 2009 and 2008
Program Rights

The Company acquires rights to exhibit programming through contractual license agreements. These program rights are stated at the lower of cost, less accumulated amortization, or net realizable value. Program rights and related liabilities are recorded when the license period begins, the cost of the program is determinable, and the program is accepted and available for airing in accordance with ASC 920, Entertainment-Broadcasters. Net realizable value of acquired rights programming is evaluated by the Company on a daypart basis, which is defined as an aggregation of programs of a similar type.

The capitalized cost of a program is amortized on a program-by-program basis over the license term based on the actual airings of the program as a percentage of the total expected airings of the program through the term of the license agreement. Program rights are classified as current if the asset is to be amortized within the next year.

Advertising Costs

Advertising costs are expensed as incurred. The Company incurred total advertising costs of $2.9 million and $0 in 2009 and 2008, respectively.

Income Taxes

The Company is taxed as a partnership for federal and state/local income tax purposes and, therefore, the Company is generally not subject to income tax at the federal and state/local levels. Instead, the Company’s Members are taxed on their allocable share of the Company’s income. However, the Company is subject to certain local taxes including the New York City Unincorporated Business Tax. As the Company generated net losses in the periods April 18, 2008 to December 31, 2008 and January 1, 2009 to December 31, 2009, there is no tax owed for either period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, the Company evaluates its estimates to ensure that they accurately reflect the best information available to the Company. Actual results could differ from those estimates.

3.	Related Party Transactions

The Company engages in various business relationships with certain Members and their affiliates. The nature and amounts of the significant transactions are disclosed below.

Studio 3 Partners L.L.C.
Notes to Financial Statements, continued
December 31, 2009 and 2008
The Company and each of the Members have entered into related party licensing agreements whereby the Company licenses pay television exhibition rights from the Members. The per title purchase price payable by the Company to each Member for titles theatrically released between 2008 through 2013 is calculated via a contractually determined formula driven by a title’s domestic box office performance. For the periods January 1, 2009 to December 31, 2009 and April 18, 2008 to December 31, 2008 the Company incurred, $35.1 million and $0 of related party programming expense, respectively. The Company held related party program rights of $153.3 million and $44.8 million and had related party program rights obligations of $48.8 million and $14.9 million pursuant to the licensing of these rights at December 31, 2009 and 2008, respectively.

The Company entered into a service agreement with MTV Networks, a wholly owned subsidiary of Viacom Inc., effective the date the Company was formed, for the period through December 31, 2013. The fees associated with the services agreement, which are contractually stipulated, are incurred for signal transmission, technical maintenance, rent, legal services and various other selling, general and administrative support services.

4.	Members’ Interests

Upon formation of the Company on April 18, 2008, the Company allocated 100% of the equity interests in Studio 3 Partners LLC in return for committed Member funding contributions of $110 million. The percentage of equity interest owned by each of the Members is determined based upon the proportion of the total contribution made by each Member to the aggregate contributions made by all Members.

Of the $110 million of committed funding, $36 million was contributed in 2008 and $74 million was contributed in 2009. Certain of the Members made additional optional contributions of $54.7 million in 2009.

At December 31, 2009 and December 31, 2008 the ownership interest in the Company was as follows:

	2009	2008
Metro-Goldwyn-Mayer Studios Inc.	19.09%	28.57%
Lions Gate Films Inc.	31.15%	28.57%
Viacom Inc. and affiliates	49.76%	42.86%

	100.00%	100.00%

The Company is governed by a Board which is comprised of two representatives from each of the Members. Each Member’s representatives must vote together and each Member’s representatives collectively have one vote.

Studio 3 Partners L.L.C.
Notes to Financial Statements, continued
December 31, 2009 and 2008
5.	Commitments and Contingencies

The Company’s commitments primarily consist of commitments to purchase program rights from the Members for the period through December 31, 2013 and related party service fee commitments through December 31, 2013. These arrangements result from the Company’s ordinary course of business and represent obligations that are payable over several years. Annual payments that are reasonably estimable relating to these commitments at December 31, 2009 are as follows:

2010	$135,116
2011	102,086
2012	31,120
2013	17,973
2014	—
Thereafter	—

$286,295

The amounts enumerated above include all titles which have been released theatrically through May 25, 2010. For 2010 and in subsequent years through 2013, the Company is committed to license up to 20 newly released titles per Member through 2013 based on the terms of the licensing agreements. Such commitments cannot be reasonably estimated at this time as the titles have not yet been released theatrically.